Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036

goodwinlaw.com
+1 202 346 4000

April 8, 2022

VIA EDGAR

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Prudential Insurance Company of America
The Prudential Variable Contract Account-2
File Nos. 002-28316 and 811-01612

Dear Mr. Zapata:

This letter responds to comments that you provided to my colleague William P. Lane and me during a telephonic discussion on March 16, 2022, with respect to your review of Post-Effective Amendment No. 79 to Registration Statement Nos. 002-28316 and 811-01612 (“Registration Statement”) for The Prudential Variable Contract Account-2 (“Registrant”).

Set forth below are the comments of the SEC staff (“Staff”) along with the responses thereto by The Prudential Insurance Company of America (“Prudential”) and the Registrant. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant plans to file on or about April 14, 2022 a further post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 to reflect the responses to the comments and to include updated financial information.

1.

Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.

Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 32(r) of Form N-3 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary

The Prudential Variable Contract

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April 8, 2022

prospectus for each currently offered contract described under the statutory prospectus to which the updating summary prospectus relates.

2.

Comment: Key Information Table. Please include hyperlinks for the cross-references to the location in the prospectus where the subject matter is described in greater detail for each of the responses to this item.

Response: Prudential has added hyperlinks for the cross-references.

3.

Comment: Key Information Table, Ongoing Fees and Expenses. The second sentence in the text appearing before the Minimum and Maximum Annual Fee Table should be deleted, as it is not included in the legend appearing in Form N-3.

Response: Prudential has deleted the second sentence in the text appearing before the Minimum and Maximum Annual Fee Table.

4.

Comment: Key Information Table, Ongoing Fees and Expenses, Minimum and Maximum Annual Fee Table. Please revise the table to conform to Item 2, Instruction 1(a) of Form N-3. For example the information presented in the table should appear in substantially the same format and order specified in Item 2, Instruction 2(c)(i)(B) of Form N-3.

Response: Prudential has revised the table.

5.	Comment: Key Information Table, Ongoing Fees and Expenses, Minimum and Maximum Annual Fee Table. Please correct the misspelling of the word “mortality” in the footnote below the table.

Response: Because of the revisions Prudential made to the Minimum and Maximum Annual Fee Table in response to the Staff’s comment above, the reference to mortality and risk expense fee has been deleted. Prudential would have otherwise corrected the misspelling.

6.	Comment: Key Information Table, Insurance Company Risks. Please include in the statement that more information about Prudential’s financial strength ratings is available upon request.

Response: Prudential has revised the statement to include that more information about Prudential’s financial strength ratings is available upon request.

7.

Comment: Overview of the Contract. Please add disclosure in this section to include a brief overview of the investment options available under the Contract, as well as any “fixed account” investment options. The Registrant should prominently disclose that additional information about each investment option is provided later in the prospectus, and provide cross-references as appropriate. Please also include information about the annuity phase of the Contract.

Response: Prudential has added disclosure in this section to address the Staff’s comment.

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8.

Comment: Fee Table, Transaction Expenses Table. Given the fact that Prudential reserves the right in the future to impose or deduct a maximum sales charge of 2.5% from contributions, please revise the table to show that the maximum sales load imposed on purchases is 2.5%.

Response: Prudential has revised the table.

9.

Comment: Fee Table, Annual Contract Expenses Table. Please revise the table to conform to Item 4, Instruction 1 of Form N-3. For example, the information presented in the table should appear in substantially the same order and presented in the same language specified in Item 4 of Form N-3.

Response: Prudential has revised the table.

10.	Comment: Investment Practices. Please revise the section to include the information required by Item 19 of Form N-3.

Response: Prudential has revised the section.

11.

Comment: Other Information. Consider including a website address where investors may obtain the statement of additional information for the Registrant in addition to the telephone number listed for investors to call to request the statement of additional information.

Response: Prudential has included a website address where investors may obtain the statement of additional information for the Registrant.

12.	Comment: Back Cover Page. Please correct the misspelling of the SEC’s email address in the final paragraph on the back cover page.

Response: Prudential has corrected the misspelling.

13.	Comment: Back Cover Page. Please include the EDGAR contract identifier for the Contract on the bottom of the back cover page.

Response: Prudential has included the EDGAR contract identifier for the Contract on the bottom of the back cover page.

14.	Comment: Please hyperlink to information or documents referenced in the Statement of Additional Information that have been incorporated by reference.

Response: Prudential has added hyperlinks to information or documents referenced in the Statement of Additional Information that have been incorporated by reference.

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15.	Comment: Please hyperlink to information or documents referenced in the Part C that have been incorporated by reference.

Response: Prudential has added hyperlinks to information or documents referenced in the Part C that have been incorporated by reference.

16.	Comment: Please ensure that the filing dates are listed for all documents referenced in the Part C that have been incorporated by reference.

Response: Prudential has filing dates for the documents referenced in the Part C that have been incorporated by reference.

*    *    *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call me at 202.346.4253 or Will Lane at 202.346.4304 if you wish to discuss this correspondence further.

Sincerely, /s/ Christopher E. Palmer

Christopher E. Palmer

cc:	Patrick E. McGuinness, The Prudential Insurance Company of America
William P. Lane, Goodwin Procter LLP